July 11, 2017

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Co-Diagnostics, Inc.
Registration Statement on Form S-1 File No. 333-217542

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby join in the request of Co-Diagnostics, Inc. that the effective date of the above-captioned Registration Statement be accelerated to 5:30 p.m. on July 11, 2017, or as soon thereafter as practicable.

In connection with the Preliminary Prospectus distribution for the above-captioned issue, the prospective underwriters have confirmed that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

The following information with respect to the distribution of the Preliminary Prospectus dated July 10, 2017 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act, in connection with the request for acceleration of the effective date of the Registration Statement.

The undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus, July 10, 2017, through the date hereof:

Preliminary Prospectus, dated July 10, 2017:

600 copies were distributed to prospective underwriters, institutional investors, dealers and others.

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Very truly yours,

WallachBeth Capital, LLC as Representative of the Several Underwriters

By:	/s/ Daniel Tapia
Daniel Tapia
Chief Compliance Officer

Network 1 Financial Securities, Inc. as Representative of the Several Underwriters

By:	/s/ Damon Testaverde
Damon Testaverde
Managing Director

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